BMO Funds, Inc.

111 E. Kilbourn Ave.

Milwaukee, WI 53202

June 28, 2013

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:	BMO Funds, Inc. (formerly, Marshall Funds, Inc.) (the “Registrant”)
(File Nos.: 033-48907; 811-58433)

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Monday, June 3, 2013 regarding Post-Effective Amendment Number 83 to the Registrant’s Form N-1A Registration Statement filed on April 16, 2013 (the “Post-Effective Amendment”) for the purpose of registering 11 new series of the Registrant: BMO Target Retirement 2010 Fund, BMO Target Retirement 2020 Fund, BMO Target Retirement 2030 Fund, BMO Target Retirement 2040 Fund, BMO Target Retirement 2050 Fund (collectively, the “Target Date Funds”), BMO Diversified Income Fund, BMO Moderate Balanced Fund, BMO Growth Balanced Fund, BMO Aggressive Allocation Fund (f/k/a BMO Aggressive Balanced Fund), BMO Diversified Stock Fund, and BMO Aggressive Stock Fund (collectively, the “Target Risk Funds” and, together with the Target Date Funds, the “Funds”).

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

Ms. Deborah O’Neal-Johnson

June 28, 2013

General

1.	Comment: Please note that comments made with respect to one Fund apply to the other Funds, as applicable.

Response: The Registrant has considered the comments with respect to each applicable Fund.

Target Date Funds Prospectus

2.	Comment: Under “Fund Summary – Fees and Expenses of the Fund,” please advise whether only the Registrant’s Board of Directors may terminate the expense limitation agreement prior to December 31, 2014.

Response: Only the Registrant’s Board of Directors may terminate the expense limitation agreement prior to expiration. Footnote 2 of the fee table has been updated accordingly.

3.	Comment: Under “Fund Summary – Fees and Expenses of the Fund,” please advise whether the expense limitation agreement provides for the recoupment by the Adviser of waived fees or reimbursed expenses. If so, add appropriate disclosure to this sub-section.

Response: The expense limitation agreement does not provide for the recoupment by the Adviser of waived fees or reimbursed expenses. Accordingly, the Registrant has not added disclosure.

4.	Comment: Under “Fund Summary – Principal Investment Strategies” for each Fund, please disclose the relevance of the target year in the Fund’s name.

Response: The requested disclosures have been made.

5.	Comment: Under “Fund Summary – Principal Investment Strategies” for each Fund, please describe the age group for which each Fund is intended.

Response: The requested disclosures have been made.

6.	Comment: Under “Fund Summary – Principal Investment Strategies” for each Fund, please describe the alternative investments in which the Fund may invest. If a Fund may invest in hedge funds, please confirm that such investments will comprise less than 10% of the Fund.

Response: The Registrant confirms that alternative investments are not part of any Fund’s principal investment strategy, and that each Fund will invest no more than five percent of its total assets in these instruments. Accordingly, the Registrant has deleted the disclosure regarding alternative investments from the prospectus and added disclosure to the SAI.

Ms. Deborah O’Neal-Johnson

June 28, 2013

7.	Comment: Under “Fund Summary – Principal Investment Strategies” for each Fund, please describe the equity securities in which each Fund may invest, including the capitalization range of the securities.

Response: The requested disclosures have been made.

8.	Comment: Under “Fund Summary – Principal Investment Strategies” for each Fund, please disclose the quality or maturity strategies for the fixed income securities in which the Fund may invest.

Response: The requested disclosures have been made.

9.	Comment: With respect to the glide path chart under “Fund Summary – Principal Investment Strategies,” please advise where alternative investments are depicted in the chart and disclose the maximum percentage in which a Fund may invest in alternative investments.

Response: As noted above, the Registrant confirms alternative investments are not part of any Fund’s principal investment strategy, and that each Fund will invest no more than five percent of its total assets in these instruments. Accordingly, alternative investments have not been added to the glide path chart.

10.	Comment: With respect to the glide path chart under “Fund Summary – Principal Investment Strategies,” please define the term “Conservative Fixed Income.”

Response: “Conservative Fixed Income” refers to cash, cash equivalents and other short-term fixed income securities, including money market funds. The Registrant has revised the glide path chart and added additional disclosure.

11.	Comment: Please further explain how the glide path under “Fund Summary – Principal Investment Strategies” is consistent with the narrative description and confirm that the same glide path chart should appear for each Target Date Fund.

Response: For each Target Date Fund, the same allocation strategy will be employed, although at different points in time. At the target date, which is different for each Fund, the Fund’s allocation to equity securities will be approximately 47% of its total assets. As described, this allocation to equity securities will steadily decline until the allocation is approximately 30% of the Fund’s total assets, with the remaining assets invested principally in fixed income securities and money market instruments. Because the allocation strategy is the same for each Fund, the same glide path chart illustrating this allocation strategy appears for each Target Date Fund.

Ms. Deborah O’Neal-Johnson

June 28, 2013

12.	Comment: Under “Fund Summary – Principal Investment Strategies,” please clarify the disclosure regarding the variability of the allocation by ten percentage points.

Response: The Fund will be managed so that the Fund’s assets will be allocated to the approximate percentages of the securities shown in the glide path. If the Adviser believes that, due to existing market conditions or other factors, an allocation above or below these percentages would benefit shareholders, the Adviser may vary its allocation from the percentages shown in the glide path. However, the Adviser will not vary the allocation by more than ten percentage points above or below the percentage shown in the glide path.

13.	Comment: In the opening phrase of the third paragraph under “Fund Summary – Principal Investment Strategies,” include the target date.

Response: The requested disclosures have been made.

14.	Comment: Under “Fund Summary – Principal Investment Strategies,” please move the disclosure regarding temporary defensive strategies out of the summary section of the prospectus as required by Form N-1A.

Response: The requested change has been made.

15.	Comment: Under “Fund Summary – Principal Risks,” please confirm whether “Foreign Securities Risk” and “Emerging Markets Risk” are principal risks. If so, please describe investments in foreign securities and emerging markets under “Fund Summary – Principal Investment Strategies.”

Response: The requested disclosures have been made.

16.	Comment: Under “Fund Summary – Principal Risks,” please add disclosure regarding risks in alternative investments if applicable.

Response: The Registrant confirms that investments in alternative investments are not part of any Fund’s principal investment strategies. Accordingly, the Registrant has not added disclosure.

17.	Comment: Under “Fund Summary – Principal Risks,” please add disclosure regarding risks in asset-backed securities, if applicable.

Response: The Registrant confirms that investments in asset-backed securities are not part of any Fund’s principal investment strategies. Accordingly, the Registrant has not added disclosure.

18.	Comment: Under “Additional Information Regarding Principal Investment Strategies and Risks,” please disclose whether the investment objectives are fundamental or non-fundamental. If they are non-fundamental, please disclose the shareholder notice required.

Ms. Deborah O’Neal-Johnson

June 28, 2013

Response: Each of the Fund’s investment objectives is non-fundamental, and the Registrant has revised the disclosure. The Registrant does not have a policy regarding providing notice to shareholders about changes in a Fund’s investment objective. However, management of the Registrant anticipates that it will make a judgment based on the individual facts of any changes in this regard, and in doing so determine whether advance notice is required and what form the notice would take.

19.	Comment: Under “Account and Share Information – Portfolio Holdings,” if the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities are available on the Funds’ website, please disclose the website address.

Response: The Registrant confirms that the policies and procedures with respect to the disclosure of the Funds’ portfolio securities are not provided on the Funds’ website.

Target Risk Funds Prospectus

20.	Comment: Under “Fund Summary – Principal Investment Strategies,” please add the term “junk bonds” in connection with the term “high yield securities.”

Response: The requested disclosures have been made with respect to the affected Funds.

21.	Comment: Under “BMO Moderate Balanced Fund – Fund Summary – Example,” please explain why the three-year expense figures are different than the Diversified Income Fund.

Response: The three-year expense figures differ between the Funds due to the different acquired fund fees and expenses associated with each Fund.

22.	Comment: For each of the BMO Moderate Balanced Fund, BMO Growth Balanced Fund and BMO Aggressive Balanced Fund, please advise whether at least 25% of the Fund’s total assets will be invested in fixed income securities.

Response: The Registrant confirms that at least 25% of the total assets of the BMO Moderate Balanced Fund and the BMO Growth Balanced Fund will be invested in fixed income securities. The name of the “BMO Aggressive Balanced Fund” has been changed to the “BMO Aggressive Allocation Fund,” which has a target investment allocation to fixed income securities of 10-30% of the Fund’s total assets.

23.	Comment: With respect to the BMO Diversified Stock Fund, please confirm whether “Stock” or “Equity” should be used in the name to be in line with Rule 35d-1.

Ms. Deborah O’Neal-Johnson

June 28, 2013

Response: The Registrant confirms that “Stock” should be used in the name of the Fund and has revised the disclosure of the investment strategy to state that the Fund will invest in funds that invest principally in equity securities, and will invest at least 80% of its assets in funds that invest principally in common or preferred stocks.

Fund Performance

24.	Comment: With respect to “Fund Summary – Fund Performance,” please advise when the Collective Funds are expected to be converted to mutual funds.

Response: The Registrant expects that the Collective Funds will be converted to the Funds on or about August 30, 2013.

25.	Comment: Under “Fund Summary – Fund Performance,” please confirm that the Collective Funds are the predecessor funds to the Funds.

Response: The Registrant confirms that the Collective Funds are the predecessors to the Funds. The Collective Funds are managed by the Adviser with objectives, policies and restrictions that are the same in all material respects to the Funds.

26.	Comment: Under “Fund Summary – Fund Performance,” please explain why performance presented is for Class I shares of the Funds and indicate how the Class I expenses compare to each Fund’s expenses.

Response: As noted under Fund Performance, performance information shown for Class I shares of each Fund reflects the performance of the Collective Fund for periods before the Fund commenced operations. Going forward, performance of the Class I shares of each Fund will be presented because the fees and expenses of the Class I share class, as opposed to the Class Y, Class R-3 or Class R-6 share classes, are most similar to the fees and expenses of the Collective Funds. In particular, no distribution or shareholder service fees are applicable to Class I shares. If the Collective Fund’s performance had been adjusted to reflect Class I expenses, the performance shown would have been lower. The disclosure has been updated accordingly.

27.	Comment: Under “Fund Summary – Fund Performance,” please provide background for the predecessor Collective Funds and why and when they were created.

Response: The Target Date Collective Funds and Target Risk Collective Funds were established in 2005 and 1994, respectively. The Collective Funds were originally established to give 401(k) participants an investment option that would provide actively managed portfolios that would be diversified among many different mutual funds.

Ms. Deborah O’Neal-Johnson

June 28, 2013

28.	Comment: Under “Fund Summary – Fund Performance,” please confirm whether other collective investment funds advised by the Adviser have been converted to mutual funds.

Response: The Registrant confirms that the Adviser converted a collective investment fund into the Marshall Small-Cap Growth Fund in 1996.

29.	Comment: Under “Fund Summary – Fund Performance,” please confirm whether other accounts advised by the Adviser similar to the Funds exist, and whether such accounts had lower performance than the Collective Funds. If so, please explain the reasons why these accounts are not being converted to mutual funds.

Response: The Registrant confirms that no accounts similar to the Funds are advised by the Adviser, other than the Collective Funds (which will be converted to the Funds following effectiveness of the registration statement).

30.	Comment: Under “Fund Summary – Fund Performance,” please confirm that substantially all of the assets of the Collective Funds will be transferred to the mutual funds.

Response: It is anticipated that, at the Funds’ commencement of operations, all of the assets from the Collective Funds will be transferred to the corresponding Funds in exchange for Fund shares.

31.	Comment: Under “Fund Summary – Fund Performance,” please confirm whether the Collective Funds could have complied with Subchapter M of the Internal Revenue Code of 1986, as amended (“IRC”). If not, please explain why.

Response: The Collective Funds are structured as qualified trusts exempt from taxation under the IRC. Accordingly, the Collective Funds would likely not have met all requirements applicable to regulated investment companies under Subchapter M of the IRC.

32.	Comment: Under “Fund Summary – Fund Performance,” please confirm that standard SEC methods have been used to calculate prior performance.

Response: The Registrant confirms that standard SEC methods have been used to calculate prior performance.

Statement of Additional Information

33.	Comment: In the discussion of “Swap Agreements and Options on Swap Agreements,” please confirm that if a Fund sells credit default swaps, the Fund will cover the full notional value of the swaps sold.

Ms. Deborah O’Neal-Johnson

June 28, 2013

Response: The Registrant confirms that the Funds do not currently intend to sell credit default swaps. However, if any of the Funds would sell credit default swaps, the Funds would cover the full notional value of the swaps sold.

34.	Comment: Under “Investment Policies and Limitations – Fundamental Limitations – Concentration of Investments,” please confirm whether investment in cash or cash items is only for temporary defensive purposes.

Response: The Registrant confirms that investment in cash or cash items in excess of 25% of a Fund’s assets would occur only for temporary defensive purposes.

35.	Comment: Under “Directors and Officers,” please confirm that the information in the table under the heading “Other Directorships Held by Director” includes information for the past five years.

Response: The Registrant confirms that information under the heading “Other Directorships Held by Director” includes information for the past five years.

*****

Please call me at (414) 765-8241 if you have any questions.

Very truly yours,

/s/ Michele L. Racadio

Michele L. Racadio
Secretary

cc:	Working Group